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Exhibit

Exhibit Description

99.1 Announcement on 2026/08/11: To announce the registration of capital reduction due to cancellation of the RSA

99.2 Announcement on 2026/08/14: Announcement of the conversion price and premium rate for the 2nd domestic unsecured convertible corporate bond

99.3 Announcement on 2026/08/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2026/08/10

2. Date of completion of capitalization change registration: 2026/08/10

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,769,848,700; the shares outstanding are 12,546,433,870 shares; book value per share is NT$ 35.38

(2) After the capital reduction: The paid-in capital is NT$125,700,938,990; the shares outstanding are 12,539,542,899 shares; book value per share is NT$ 35.40

(Note: Net worth per share was calculated based on the consolidated financial statements for the second quarter of 2026 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.2

Announcement of the conversion price and premium rate for the 2nd domestic unsecured convertible corporate bond

1. Date of occurrence of the event: 2026/08/14

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: Not applicable

5. Cause of occurrence:

Announcement in accordance with “Rules Governing the Issuance and Conversion of the 2nd Domestic Unsecured Convertible Corporate Bond.”

6. Countermeasures: None

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

(1) The issuance of the 2nd domestic unsecured convertible corporate bond has become effective upon filing with the Financial Supervisory Commission, R.O.C. (Taiwan) (“FSC”), pursuant to FSC Letter No. 11503489291 dated July 17, 2026.

(2) The base price is determined based on the average closing price of the common shares over the one business day prior to the conversion price determination reference date of August 14, 2026, which is NT$124.5 per share; the conversion premium rate is 104.98%.

(3) Based on the above method, the conversion price is set at NT$130.7 per share.

Exhibit 99.3

United Microelectronics Corporation

For the month of July, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2026	Number of shares as of July 31, 2026	Changes
Senior Vice President	Chitung Liu	4,012,917	2,112,917	(1,900,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2026	Number of shares as of July 31, 2026	Changes
Senior Vice President	G C Hung	--	1,200,000	1,200,000